LIQUIDMETAL TECHNOLOGIES, INC.

February 7, 2014

VIA EDGAR Ms. Pamela Long, Assistant Director Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Liquidmetal Technologies, Inc.
Registration Statement on Form S-1
Filed December 5, 2013
File Number 333-192675

Dear Ms. Long:

On behalf of Liquidmetal Technologies, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Tuesday, February 11, 2014 at 11:00 a.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Curt P. Creely at Foley & Lardner LLP, at (813) 225-4122.

Very truly yours, Liquidmetal Technologies, Inc.

By:	/s/ Tony Chung
Tony Chung
Its:	Chief Financial Officer